UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from _________to _________ Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Inc. 401(k) Retirement Savings Plan

4582 S. Ulster St., Suite 1700
Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Dr. S.E.
Calgary, Alberta
Canada T2J 7E8
(403) 225-7000

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2004 and 2003
(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
December 31, 2004, and 2003

Report of Independent Registered Public Accounting Firm

U.S. Pension Committee
Agrium U.S., Inc.
Agrium U.S. Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S. Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium U.S. Inc. 401(k) Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado
June 7, 2005

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31
(U.S. dollars)

	2004	2003
Assets
Investments, at fair value (note 5):
Collective trust	$18,096,435	$17,943,665
Mutual funds	30,554,160	25,112,552
Common stock	4,428,937	4,554,933
Participant loans	2,687,706	2,510,004

Total investments	55,767,238	50,121,154

Receivables:
Participant contributions	95,882	—
Employer contributions	27,252	—
Loan repayment	23,964	—

Total receivables	147,098	—

	55,914,336	50,121,154

Liabilities
Payables:
Operating payables	131,395	—
Excess contributions due to participants (note 1)	23,193	—

	154,588	—

Net assets available for plan benefits	$55,759,748	$50,121,154

See accompanying notes to the financial statements

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31
(U.S. dollars)

2004
Additions

Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments	$2,475,112
Interest and dividends	1,256,543

3,731,655

Contributions:
Participants	4,783,182
Employer	1,416,597
Rollover	309,698

6,509,477

Total additions	10,241,132

Deductions and transfers

Deductions and transfers attributed to:
Distributions paid to participants	4,663,308
Other, net	(60,770)

Total deductions	4,602,538

Net increase	5,638,594

Net assets available for plan benefits:
Beginning of year	50,121,154

End of year	$55,759,748

See accompanying notes to the financial statements

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium U.S. 401(K) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium U.S. Inc. (the Corporation), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(a)	Contributions

Effective January 1, 2004, the Plan was amended to eliminate the mandatory employee contribution and replace it with an automatic enrollment of 2%, unless the participant chooses not to join the Plan. Participants can elect to contribute up to 30% of their annual compensation. The Corporation matches 50% of the first six percent of the employee’s voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code limitations: greater than 50 years of age is $16,000; less than 50 years of age is $13,000. Total contributions cannot exceed limits as defined by the Internal Revenue Code.

(b)	Participant Eligibility

Employees of the Corporation are eligible to participate in the Plan if they are a regular, full-time or job-share employee, not represented by a collective bargaining unit of the Corporation’s participating subsidiaries or affiliated companies. Employees who are scheduled to work at least 1,000 hours each calendar year are also eligible to participate.

(c)	Vesting

Participants are immediately vested in their contributions, the Corporation’s contributions, and actual earnings thereon.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, or financial hardship. Company contributions, if any, are subject to certain forfeiture provisions. The average deferral percentage of certain highly compensated employees exceeded that of non-highly compensated employees by more than the amount permitted by Section 401(k) of the internal Revenue Code (IRC) for the Plan year ended December 31, 2004. Plan assets in the amount of $23,193 were identified as excess salary deferrals for highly compensated employees and have been reflected as a liability payable to these participants at December 31, 2004.

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

Agrium Inc. Common Stock – Funds are invested in common stock of Agrium Inc.

SEI Stable Asset GIC Fund – The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GIC’s) issued by major life insurance companies and money centre banks. The fund seeks to provide current income with the preservation of capital.

SEI Core Fixed Income Fund – The fund invests primarily in a broadly diversified portfolio of US fixed income securities issued by the US government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

SEI S&P 500 Index Fund – The fund invests primarily in common stocks that replicate the investments results of the Standard & Poor’s 500 Composite Stock Price Index.

SEI Large Cap Value Fund – The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Large Cap Growth Fund – The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI Small Cap Value Fund – The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Small Cap Growth Fund – The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI International Equity Fund – The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

SEI Diversified Conservative Fund – The fund includes significant allocations to fixed income funds and moderate allocations to equity funds. The fund seeks to provide current income with the opportunity for capital growth through participation in the U.S. and international equity markets.

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

SEI Diversified Moderate Growth Fund – The fund invests in both equity and fixed income funds. The fund seeks to provide long-term growth of capital with a limited level of current income. Funds are invested 60% in equity, both U.S. and international, and 40% in fixed income funds.

SEI Diversified Global Stock Fund – The fund invests almost exclusively in stock funds, and U.S. and non-U.S. equities. The fund may invest up to 39% of its total assets in international equity markets. The fund seeks long-term capital growth through participation in the U.S. and international equity markets.

See note 5 for the detail of investments that exceeded five percent of net assets available for benefits as of December 31, 2004 and 2003.

(f)	Administrative Expenses

Although required by the Plan, the Corporation did not pay any administrative expenses of the Plan for the years ended December 31, 2004 and 2003, as agreed by the Plan’s trustee. All other plan expenses incurred in these periods were paid directly from plan assets.

(g)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans must be repaid within five years. The loans are secured by the balance in the participant’s account, and bear interest at the prime rate plus one percent as published monthly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2004 and 2003 bear interest rates ranging from 5% to 10.5%.

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Corporation’s contributions and (b) Plan earnings and losses, and charged with an allocation of administrative expenses.

Allocations are based on participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Valuation of Investments

Investments in mutual funds, collective trust funds and common stocks are valued at fair value determined by the quoted market price. Participant loans are valued at the unpaid principal balance, which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	INCOME TAXES

The Internal Revenue Service (IRS) has determined and informed the Corporation by a letter dated October 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Continued qualification of the Plan will depend on the operation of the Plan in compliance with IRS regulations.

4.	PLAN TERMINATION

Although the Corporation has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

5.	INVESTMENTS

	December 31,
	2004	2003
Investment securities representing five percent or more of net assets available for plan benefits:
SEI Stable Asset GIC Fund	$18,096,435	$17,943,665
SEI Large Cap Growth Fund	8,449,288	7,823,461
Agrium Inc. Common Stock	4,428,937	4,554,933
SEI S&P 500 Index Fund	4,156,990	3,474,349
SEI Core Fixed Income Fund	3,281,963	2,855,038
SEI Small Cap Value Fund	4,515,781	2,839,085
SEI Diversified Moderate Growth Fund	3,088,067	2,717,387

	$46,017,461	$42,207,918

Investment securities representing less than five percent of net assets available for plan benefits:
SEI Small Cap Growth Fund	$2,499,338	$2,160,491
SEI Large Cap Value Fund	2,740,875	1,915,264
SEI International Equity Fund	1,106,525	722,544
SEI Diversified Global Stock Fund	413,673	350,384
SEI Diversified Conservative Fund	301,660	254,549
Participant loans, bearing interest at rates ranging from 5% to 10.5%, secured by a participant’s vested account	2,687,706	2,510,004

	$9,749,777	$7,913,236

Total Investments	$55,767,238	$50,121,154

During 2004, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$2,289,812
Agrium Inc. Common Stock	185,300

$2,475,112

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2004 and 2003
(U.S. dollars)

6.	RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and other investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefit.

7.	DISTRIBUTIONS NOT IN ACCORDANCE WITH PLAN DOCUMENT

During 2004, the Plan made lump-sum distributions to participants that were not in accordance with the Plan Document. The amounts distributed to participants that were not allowed per Plan Document provisions amounted to approximately $140,000. This amount was included in distributions in the statement of changes in net assets reported for the year ended December 31, 2004. The Plan and the Plan Sponsor have performed the necessary corrective actions under various options available to them under Department of Labor and Internal Revenue Service programs.

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004
(U.S. dollars)

(a)	(b) Identity of Issuer	( c ) Description of investment	(e) Current Value
*	SEI Stable Asset GIC Fund	Guaranteed Interest Contract	$18,096,435
*	SEI Large Cap Growth Fund	Mutual fund	8,449,288
*	Agrium Inc.	Common stock	4,428,937
*	SEI S&P 500 Index Fund	Mutual fund	4,156,990
*	SEI Core Fixed Income Fund	Mutual fund	3,281,963
*	SEI Small Cap Value Fund	Mutual fund	4,515,781
*	SEI Diversified Moderate Growth Fund	Mutual fund	3,088,067
	Participant loans, bearing interest at
	rates ranging from 5% to 10.5%, secured	Participant loans	2,687,706
	by a participant’s vested account
*	SEI Small Cap Growth Fund	Mutual fund	2,499,338
*	SEI Large Cap Value Fund	Mutual fund	2,740,875
*	SEI International Equity Fund	Mutual fund	1,106,525
*	SEI Diversified Global Stock Fund	Mutual fund	413,673
*	SEI Diversified Conservative Fund	Mutual fund	301,660

	Total assets held for investment purposes		$55,767,238

*All investments are held by SEI Trust Company, which is a party-in-interest. Agrium Inc. is the Plan sponsor, which is a party-in-interest.

Note: information on cost of investments is excluded, as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2005	AGRIUM U.S. INC. 401(k) RETIREMENT SAVINGS PLAN
	By:	AGRIUM U.S. INC.
/s/ Richard L. Gearheard
Richard L. Gearheard President

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm to incorporation by reference in Form S-8